UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. __)*

T2 Biosystems, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

89853L302

(CUSIP Number)

Andrei Dorenbaum

c/o CR Group L.P.

1000 Main Street, Suite 2500

Houston, TX 77002

(703) 209-7350

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 12, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 89853L302	Page 2 of 13

1.	Names of Reporting Persons Nathan D. Hukill
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,104,838
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,104,838
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,104,838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.68% (3)
14.	Type of Reporting Person (See Instructions) IN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer. Does not include 1,716,048 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are held by CRG Partners III Parallel Fund “B” (Cayman) L.P. and the conversion of which are subject to beneficial ownership limitations.

CUSIP No. 89853L302	Page 3 of 13

1.	Names of Reporting Persons CR Group L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 4,104,838
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 4,104,838
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,104,838
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 46.68% (3)
14.	Type of Reporting Person (See Instructions) IA

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D..

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer. Does not include 1,716,048 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are held by CRG Partners III Parallel Fund “B” (Cayman) L.P. and the conversion of which are subject to beneficial ownership limitations.

CUSIP No. 89853L302	Page 4 of 13

1.	Names of Reporting Persons CRG Partners III L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 682,036
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 682,036
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 682,036
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 7.76% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)	This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer.

CUSIP No. 89853L302	Page 5 of 13

1.	Names of Reporting Persons CRG Partners III – Parallel Fund “A” L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 424,716
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 424,716
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 424,716
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 4.83% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)	This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer.

CUSIP No. 89853L302	Page 6 of 13

1.	Names of Reporting Persons CRG Partners III (Cayman) Unlev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 136,409
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 136,409
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 136,409
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 1.55% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)	This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer.

CUSIP No. 89853L302	Page 7 of 13

1.	Names of Reporting Persons CRG Partners III (Cayman) Lev AIV I L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 1,983,262
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 1,983,262
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,983,262
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 22.56% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)	This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer.

CUSIP No. 89853L302	Page 8 of 13

1.	Names of Reporting Persons CRG Partners III Parallel Fund “B” (Cayman) L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (1) (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO (2)
5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 878,415
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 878,415
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 878,415
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 9.99% (3)
14.	Type of Reporting Person (See Instructions) PN

(1)

Nathan D. Hukill, CR Group L.P., CRG Partners III L.P., CRG Partners III – Parallel Fund “A” L.P., CRG Partners III (Cayman) Unlev AIV I L.P., CRG Partners III (Cayman) Lev AIV I L.P., and CRG Partners III Parallel Fund “B” (Cayman) L.P. are members of a group for the purposes of this Schedule 13D.

(2)	The shares of the Common Stock of the Issuer were acquired in exchange for and satisfaction of such partial debt cancellation of certain loans outstanding held by the group.
(3)

This percentage is calculated based on 8,792,950 shares of Common Stock issued and outstanding as of April 12, 2024, as provided by the Issuer. Does not include 1,716,048 shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock and 108,752 shares of Common Stock issuable upon conversion of shares of Series B Convertible Preferred Stock. The shares of Series A Convertible Preferred Stock and the shares of Series B Convertible Preferred Stock are held by CRG Partners III Parallel Fund “B” (Cayman) L.P. and the conversion of which are subject to beneficial ownership limitations.

CUSIP No. 89853L302	Page 9 of 13

Explanatory Note

The Reporting Persons (as defined in Item 2 below) previously reported beneficial ownership of the Common Stock (as defined in Item 1 below) of the Issuer (as defined in Item 1 below) in a statement (including amendments thereto) on Schedule 13G. The previous statement on Schedule 13G was filed pursuant to Rule 13d-1(c) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Reporting Persons’ beneficial ownership of Common Stock has been regularly reported and disclosed in Form 4s filed with the Securities and Exchange Commission (the “SEC”), when required. The Reporting Persons are now filing this statement on Schedule 13D (this “Schedule 13D”) because, as of April 12, 2024 (the “Trigger Acquisition Date”), the Reporting Persons had acquired beneficial ownership in excess of 20% of the outstanding Common Stock of the Issuer.

Item 1. Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Stock”), of T2 Biosystems, Inc., a Delaware corporation (the “Issuer”). The address of the principal executive offices of the Issuer is 101 Hartwell Avenue, Lexington, MA 02421.

Item 2. Identity and Background

This Schedule 13D is being filed jointly by each of the following persons (collectively, the “Reporting Persons”): Nathan D. Hukill (“Mr. Hukill”), a citizen of the United States, CR Group L.P., a Delaware limited partnership (“CR Group”), CRG Partners III – Parallel Fund “A” L.P., a Delaware limited partnership (“CRG Parallel Fund A”), CRG Partners III (Cayman) Unlev AIV I L.P., a Cayman Islands exempted limited partnership (“CRG Unlev AIV”), CRG Partners III (Cayman) Lev AIV I L.P., a Cayman Islands exempted limited partnership (“CRG Lev AIV”), and CRG Partners III Parallel Fund “B” (Cayman) L.P., a Cayman Islands exempted limited partnership (“CRG Parallel Fund B” and collectively with CRG Parallel Fund A, CRG Unlev AIV and CRG Lev AIV, the “CRG Funds”).

The Reporting Persons have entered into an agreement of joint filing, a copy of which is attached hereto as Exhibit 99.1.

CR Group is a registered investment adviser to the CRG Funds, which directly hold the shares of Common Stock to which this Schedule 13D relates for the benefit of their respective investors, and in such capacity CR Group has voting and dispositive power over such shares. CR Group is indirectly controlled by Mr. Hukill.

The principal business address and principal office of Mr. Hukill, the CR Group and the CRG Funds is 1000 Main St., Suite 2500, Houston, Texas 77002. The principal business of CR Group and the CRG Funds is making healthcare-focused investments. The principal employment of Mr. Hukill is making healthcare-focused investments.

During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person or person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The information set forth in Items 5 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 3.

All of the shares reported on this Schedule 13D were acquired from the Issuer in exchange for the Reporting Persons’ cancellation of outstanding loans to the Issuer under that certain Term Loan Agreement, dated as of December 30, 2016, as amended, by and among the Issuer and CRG Servicing LLC, as administrative agent and collateral agent, and the lenders named therein. The most recent acquisition occurred on April 12, 2024. Refer to the Issuer’s current reports on Form 8-K filed on July 6, 2023, February 15, 2024 and April 18, 2024 for additional information.

CUSIP No. 89853L302	Page 10 of 13

Item 4. Purpose of Transaction

The information set forth in Items 3 and 6 of this Schedule 13D is hereby incorporated by reference in its entirety into this Item 4.

The Reporting Persons acquired beneficial ownership of the shares of Common Stock reported herein for investment purposes with the aim of increasing the value of their investment and the Issuer. The Reporting Persons intend to review their investment on a regular basis and, as a result thereof, may at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through privately negotiated transactions with the Issuer or otherwise, or (ii) to dispose of all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions, or otherwise

Except as set forth in this Item 4, none of the Reporting Persons have a present plan or proposal that relates to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Exchange Act.

Item 5. Interest in Securities of the Issuer

The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2 and 3 of this Schedule 13D is incorporated by reference in its entirety into this Item 5.

By virtue of the relationships among the Reporting Persons described herein, the Reporting Persons may be deemed to constitute a group within the meaning of Section 13(d)(5) of the rules and regulations promulgated by the Securities and Exchange Commission pursuant to the Exchange Act. As such, pursuant to Rule 13d-3 under the Exchange Act, such group may be deemed to beneficially own an aggregate of 4,104,838 shares of Common Stock, representing in the aggregate approximately 46.68% of the issued and outstanding shares of Common Stock, as calculated pursuant to Rule 13d-3 under the Exchange Act.

Except as set forth in this Schedule 13D, none of the Reporting Persons has effected any transactions in Common Stock during the last 60 days.

No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the shares of Common Stock beneficially owned by any of the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information set forth in Items 3 and 4 of this Schedule 13D is incorporated by reference in its entirety to this Item 6.

Item 7. Material to be Filed as Exhibits

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

CUSIP No. 89853L302	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 19, 2024

Nathan D. Hukill

/s/ Nathan D. Hukill
An individual

CR Group L.P.
CRG Partners III L.P.
CRG Partners III – Parallel Fund “A” L.P.
CRG Partners III (Cayman) Unlev AIV I L.P.
CRG Partners III (Cayman) Lev AIV I L.P.
CRG Partners III Parallel Fund “B” (Cayman) L.P.

By:	/s/ Nathan D. Hukill
Nathan D. Hukill, authorized signatory

CUSIP No. 89853L302	Page 12 of 13

EXHIBITS

Exhibit 99.1 Joint Filing Agreement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.